Exhibit 99.1

Husky Builds Momentum in the First Quarter of 2013

Calgary, Alberta (May 7, 2013) – Husky Energy continued consistent execution across all business segments as the flexibility of its focused integration strategy delivered strong cash flow and net earnings in the first quarter.

“We are achieving important operational milestones as we deliver on our business plan, including the sustained high performance of our heavy oil thermal projects,” said CEO Asim Ghosh. “We are making great progress on the Liwan Gas Project in the Asia Pacific Region, with the topsides module set for installation on the jacket in the South China Sea.”

Cash flow from operations was approximately $1.3 billion, compared to $1.2 billion the previous year. Net earnings of $535 million were achieved despite continuing pressure on heavy oil differentials that saw average benchmark prices for Lloydminster heavy crude fall 22 percent from the fourth quarter of 2012.

Total Upstream production averaged approximately 321,000 barrels of oil equivalent per day (boe/day) with continued Downstream reliability contributing to average throughputs of 327,000 barrels per day (bbls/day) at the Company’s refineries and upgrader.

“Our upgrading and refining assets continue to diminish volatility in earnings and cash flow by enabling the capture of world pricing for our Western Canada production,” said Ghosh.

Performance Highlights Include:

•

Cash flow from operations in the first quarter was up approximately eight percent at $1.3 billion, or $1.30 per share (diluted), compared with approximately $1.2 billion, or $1.20 per share (diluted) in 2012.

•	Net earnings were $535 million, or $0.54 per share (diluted), compared to $591 million, or $0.60 per share (diluted) in the first quarter of 2012, reflecting lower crude prices.

•

Total Upstream production was 321,000 boe/day, up from 320,000 boe/day in the first quarter of 2012, with production weighted 72 percent towards oil and liquids compared to 69 percent in the first quarter of 2012.

•	Topsides for the Liwan Gas Project in the Asia Pacific Region have been loaded out, with installation scheduled for the second quarter and first gas anticipated in the late 2013/early 2014 timeframe.

•	Phase 1 of the Sunrise Energy Project is approximately two-thirds complete with first production on track for 2014.

•	Filed regulatory application for a 3,000 bbls/day bitumen carbonate pilot at Saleski.

•	Construction is approximately 55 percent complete on the 3,500 bbls/day Sandall heavy oil thermal project, with planned startup in 2014.

•	Development drilling has commenced at the South White Rose extension in the Atlantic Region for planned first production in 2014.

•	Completed Front-End Engineering Design (FEED) for the West White Rose Project.

•

A 20,000 bbls/day kerosene hydrotreater has started operations at the Lima Refinery in Ohio to provide additional distillate capacity and increased flexibility between on-road diesel and jet fuel production.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended
	Mar 31 2013	Dec 31 2012	Mar 31 2012
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	321	319	320
Crude Oil and NGLs (mbbls/day)	231	232	222
Natural Gas (mmcf/day)	537	524	588
2) Total Upstream Netback ($/boe) (1)	31.78	35.99	43.00
3) Refinery and Upgrader Throughput (mbbls/day)	327	335	324
4) Cash Flow from Operations(2) (Cdn $ millions)	1,283	1,414	1,172
Per Common Share—Basic ($/share)	1.31	1.44	1.21
Per Common Share—Diluted ($/share)	1.30	1.44	1.20
5) Net Earnings (Cdn $ millions)	535	474	591
Per Common Share—Basic ($/share)	0.54	0.48	0.61
Per Common Share—Diluted ($/share)	0.54	0.48	0.60
6) Adjusted Net Earnings(2) (Cdn $ millions)	547	487	566
Per Common Share—Basic ($/share)	0.56	0.50	0.59
Per Common Share—Diluted ($/share)	0.56	0.50	0.58
7) Capital Investment, including acquisitions (Cdn $ millions)	1,066	1,473	1,015
8) Dividend
Per Common Share ($/share)	0.30	0.30	0.30

(1)	Upstream Netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2)	Cash Flow from Operations and Adjusted Net Earnings are non-GAAP measures. Refer to the Q1 MD&A, Section 11 for reconciliation.

First quarter production of 321,000 boe/day reflected increased heavy oil production, offset by a planned reduction in dry gas production and reduced volumes from the partner-operated Terra Nova facility, which has returned to production following its 2012 turnaround.

The Company’s average realized pricing for its crude oil, natural gas liquids and bitumen in the first quarter was $68.32 per barrel, compared to $87.11 per barrel in the first quarter of 2012. U.S. realized refining margins averaged U.S. $20.47 per barrel compared to U.S. $14.14 per barrel in the same period in 2012.

“The industry has been challenged by volatile commodity price and location differentials, however as part of our focused integration strategy we have made strategic investments in our Downstream infrastructure that allow us to diminish the impact of market changes,” said CFO Alister Cowan.

KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Heavy Oil

The Company continued to rejuvenate its Heavy Oil business with a growing focus on thermal projects.

Total production from heavy oil and thermal projects over the quarter was about 122,000 bbls/day compared to approximately 106,000 bbls/day in the first quarter of 2012. Total thermal developments, including Tucker, produced about 48,000 bbls/day, up from 30,000 bbls/day a year ago.

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Combined average volumes of approximately 18,000 boe/day were maintained at the Pikes Peak South and Paradise Hill thermal projects, ahead of their 11,500 bbls/day total planned design rates.

Construction on the 3,500 bbls/day Sandall thermal development is now approximately 55 percent complete, with initial drilling underway and first production planned in 2014.

Initial site work continued at the 10,000 bbls/day commercial thermal project at Rush Lake, which remains on track for first oil in 2015. The first single well pair pilot continues to produce and progress is being made towards startup of a second well pair, scheduled for the second quarter of 2013.

Thirty-eight horizontal wells were drilled in the first quarter out of a planned 140-well program for 2013, along with 55 Cold Heavy Oil Production with Sand (CHOPS) wells out of a planned 200-well program.

•	Western Canada

The Company continued laying the foundation for the transformation of its Western Canada business with its ongoing shift towards oil and liquids-rich resource plays.

Oil Resource Plays

A total of 45 horizontal wells (gross) were drilled on five oil resource plays in the Bakken, Lower Shaunavon, Viking, Cardium and at Rainbow Muskwa in the first quarter.

Two vertical wells drilled in 2012 at the Slater River Canol play in the Northwest Territories were completed and tested during the first quarter. Results are being evaluated and community consultations are underway for a proposed 2013/2014 program.

Approximately half of a 40-kilometre all-season access road was built during the 2012-2013 winter program, with operations scheduled to resume in the third quarter.

Gas Resource Plays

Ten liquids-rich wells were drilled at the Ansell liquids-rich gas play, with 12 gas wells completed by the end of the first quarter. Production at Ansell reached more than 14,000 boe/day in the first quarter.

GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project in the South China Sea continues to advance as scheduled towards first gas in the late 2013/early 2014 timeframe. Overall, approximately 85 percent of the project was complete by the end of the first quarter.

The 30,000-metric-tonne topsides portion of the offshore central platform, the largest ever to be built in Asia, was loaded out on a barge in mid-April and is set for installation onto its jacket in the second quarter.

The final Liwan 3-1 production well has been completed and offshore pipe installation continues. Construction on the gas plant, including the control and administrative buildings, is progressing with 10 liquids storage tanks in place.

Offshore Indonesia, two shallow water gas developments in the Madura Strait are being progressed.

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The development plan for the combined MDA/MBH field received regulatory approval in the first quarter. Work on the BD field was advanced with the evaluation of tender bids for a Floating Production, Storage and Offloading (FPSO) vessel and related infrastructure contracts.

Four new gas discoveries made offshore Indonesia in 2012 continue to be evaluated for commercial development.

•	Oil Sands

The first phase of the Sunrise Energy Project is advancing towards first production in 2014 and is approximately two-thirds complete.

The Central Processing Facility is progressing with all critical equipment and modules in place for the first of two processing plants. Field facilities are being finalized with all well pads and pipelines scheduled for completion later this year.

Early engineering work on the next phase of the 200,000 bbls/day (100,000 bbls/day net) development is continuing.

A regulatory application for a 3,000 bbls/day bitumen carbonate pilot at Saleski has been filed. Husky’s total best estimate contingent resource holdings in its emerging oil sands portfolio, which includes approximately 15 properties, is 11.4 billion barrels, of which approximately 10 billion barrels have been attributed to the Saleski lease.

•	Atlantic Region

Husky achieved a significant milestone in the first quarter when it reached a landmark 200 million barrels of total oil production from the White Rose field, reflecting consistent execution over the past eight years of operations by meeting the target originally set for the entire life of the project.

At the North Amethyst field, drilling began on a fourth water injection well that is expected to be brought into service in the third quarter of 2013. The Company’s application to develop the deeper Hibernia-level formation at North Amethyst is undergoing regulatory review.

Development drilling has started on the first gas injection well at the South White Rose field. Production from South White Rose will be tied back to the SeaRose FPSO with anticipated first production in 2014.

FEED for the West White Rose project was completed during the quarter. The development application is currently being prepared for submission.

The partner-operated Harpoon exploration well located near the Mizzen discovery in the Flemish Pass has been spud and drilling is continuing. Husky holds a 35 percent working interest in Harpoon.

DOWNSTREAM

A 20,000 bbls/day kerosene hydrotreater commenced operations in mid-April at the Lima Refinery in Ohio. The hydrotreater gives the refinery greater flexibility to swing between on-road diesel and jet fuel production to take advantage of market conditions while also increasing distillate capacity.

The partner-operated Toledo, Ohio refinery has commenced operating a new reformer unit designed to increase efficiency and reduce costs while allowing the Company to produce low-vapour pressure gasoline.

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CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending March 31, 2013. The dividend will be payable on July 2, 2013 to shareholders of record at the close of business on May 30, 2013.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period April 1, 2013 to June 30, 2013. The dividend of $0.27813 per Series 1 Preferred Share will be payable on July 2, 2013 to holders of record at the close of business on May 30, 2013.

CONFERENCE CALL & ANNUAL MEETING

A conference call will be held on Tuesday, May 7 at 8 a.m. Mountain Time (10 a.m. Eastern Time) to discuss Husky’s first quarter results. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, CFO Alister Cowan and Senior Downstream VP Bob Baird will participate in the call. To listen to a recording of the call, available at 10 a.m. Mountain Time on May 7, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010

Passcode:	2658 followed by the # sign
Duration:	Available until June 7, 2013

Following the call, Husky will hold its Annual Meeting of Shareholders at 10:30 a.m. (Mountain Time) at the TELUS Spark Centre in Calgary, Alberta. To listen live to a webcast of the annual meeting, follow the links on www.huskyenergy.com

Audio webcasts of the conference call and the meeting will be available for approximately 90 days at www.huskyenergy.com under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements and information may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

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with respect to the Company’s Asia Pacific region: installation schedule of the topsides of the platform at the Company’s Liwan Gas Project; planned timing of first production from the Company’s Liwan Gas Project; and anticipated timing of first gas from the Company’s Madura Strait block;

•

with respect to the Company’s Atlantic Region: planned timing of first production at the South White Rose extension project; and the planned in-service date of a water injection well at the Company’s North Amethyst field;

•

with respect to the Company’s Oil Sands properties: anticipated timing of first production at Phase I of the Company’s Sunrise Energy Project; projected daily production volumes from the next phase of the Company’s Sunrise Energy Project and the bitumen carbonate pilot at the Company’s Saleski project; and anticipated timing of completion of well pads and pipelines at the Company’s Sunrise Energy Project;

•

with respect to the Company’s Heavy Oil properties: scheduled timing of first production from the Company’s Sandall heavy oil thermal development project; anticipated timing of first production at the Company’s Rush Lake pilot and commercial projects; and the Company’s 2013 drilling program for both horizontal wells and CHOPS wells; and

•

with respect to the Company’s Western Canadian oil and gas resource plays: planned timing of proposed 2013/2014 program and resumption of road construction at the Company’s Slater River Canol Shale project.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

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The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Upstream netback per barrel of oil equivalent was determined by taking the Upstream Exploration and Production netback (price received less royalties, operating cost and transportation) and dividing it by gross production for the respective period. The results from Upstream Infrastructure and Marketing are excluded. Please refer to Note 1 of the Company’s Condensed Interim Consolidated Financial Statements for the period ended March 31, 2013.

Unless otherwise specified, resources estimates represent Husky’s share and are given with an effective date of Dec. 31, 2012.

The Company has disclosed best-estimate contingent resources in this document. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The Company has disclosed best-estimate contingent resources of 11.4 billion barrels of bitumen for our emerging oil sands portfolio. Of the total, 10.1 billion barrels is economic at year-end 2012. Contingent resources are reported as the working interest volumes and Husky’s working interest is 100 percent in all properties except Athabasca South, which is 50 percent working interest. The properties are located in the Athabasca, Peace River and Cold Lake region of Alberta.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Estimates of contingent resources have not been adjusted for risk based on the chance of development. There is no certainty as to the timing of such development. For movement of resources to reserves categories, all projects must have an economic depletion plan and may require, among other things: (i) additional delineation drilling and/or new technology for unrisked contingent resources; (ii) regulatory approvals; and (iii) Company approvals to proceed with development.

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Specific contingencies preventing the classification of contingent resources at the Company’s emerging oil sands properties as reserves include further reservoir studies, delineation drilling, facility design, preparation of firm development plans, regulatory applications and Company approvals. Development is also contingent upon successful application of SAGD and/or Cyclic Steam Stimulation (CSS) technology in carbonate reservoirs at Saleski, which is currently under active development. Positive and negative factors relevant to the estimate of oil sands resources include a higher level of uncertainty in the estimates as a result of lower core-hole drilling density.

Note to U.S. Readers

The Company reports its reserves and resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure,” adopted by the Canadian securities regulators. Because the Company is permitted to prepare its reserves and resources information in accordance with Canadian disclosure requirements, it uses certain terms in this presentation, such as “contingent resources,” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the Securities and Exchange Commission.

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